EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 1, 2002

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

Telefónica

Móviles

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, June, 28 2002

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that the Board of Directors of TELEFÓNICA MÓVILES, S.A. in its ordinary meeting held on June 28, has accepted the resignation submitted by Mr. Enrique Álvarez López, due to personal reasons, to his position as Director of the Company.

As a consequence of this resignation, the above mentioned Board of Directors decided the reincoporation as a member of the Board of its Secretary Mr. José Más Millet as well the appointment of the independent director of Mr. Javier Echenique Landiribar as Chairman of the Appointment and Remuneration Committee and vocal of the Audit and Control Committee, in order to cover the vacant positions left by Mr Enrique Alvarez López.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro

Vicesecretary of the Board of Directors and
General Secretary
TELEFÓNICA MÓVILES, S.A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/
Name: LUIS LADA
Title: CHAIRMAN & CEO

Date: July 1, 2002